FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of November 2005


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

'Research Update'






Acambis starts Phase I trial of C. difficile vaccine in elderly subjects

Cambridge, UK and Cambridge, Massachusetts - 28 November 2005 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces that it has started a Phase I clinical trial of its investigational vaccine against Clostridium difficile (C. difficile) in healthy elderly subjects. This follows an initial Phase I safety and immunogenicity trial in healthy young adults that commenced in July and is the next step in the Company's clinical development plan for this vaccine candidate.

C. difficile infection, which is characterised by diarrhoea and colitis, is one of the most common hospital-acquired infections around the world. A hyper-virulent, hyper-toxigenic strain of C. difficile has recently emerged and is believed to be responsible for sharp increases in the number of infections and deaths associated with the infection in countries including the UK, Canada and the US.(1)

The Phase I trial is designed to obtain information on the safety, tolerability and immunogenicity of Acambis' C. difficile vaccine when administered at different dose levels. The randomised, double-blind, placebo-controlled study in healthy elderly subjects is being conducted in the US.

Acambis is the only company with a vaccine against C. difficile in clinical development. Its vaccine is designed to provide protective immunity against toxins A and B, the toxins responsible for the development of C. difficile-associated disease (CDAD). The primary market for the vaccine is those most at risk of CDAD, such as the elderly, individuals entering nursing homes and chronic disease sufferers at risk of hospitalisation, and relapsers.

Dr Thomas Monath, Chief Scientific Officer of Acambis, commented:

"The emerging hyper-toxigenic C. difficile strain has become a growing problem in hospitals around the world. We believe that a preventative vaccine could be a particularly effective approach in the fight against CDAD and are pleased to be progressing our vaccine candidate into clinical testing in one of the main target populations."

Enquiries:

Acambis:

Gordon Cameron, Chief Executive Officer

David Lawrence, Chief Financial Officer

Lyndsay Wright, VP, Communications and Investor Relations

Tel: +44 (0) 1223 275 300

Financial Dynamics:

David Yates/Davina Langdale

Tel: +44 (0) 20 7831 3113

About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis has other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 48 US States in the last six years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

"Safe Harbor' statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and Form 20-F for the year ended 31 December 2004, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.


--------------------------
(1) Warny, M, Pepin, J, et al. Toxin production by an emerging strain of Clostridium difficile associated with outbreaks of severe disease in North American and Europe. Lancet 2005; 366:1079-1084.
                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:28 November 2005                         ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.